SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         Notification of Interest

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Mr S D Porter

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Release of shares to Mr S D Porter and technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr S D Porter

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participant under the Short Term Deferred Incentive Plan, reflecting an entitlement prior to the Separation of Six Continents PLC in April 2003.

7. Number of shares / amount of stock acquired

55,428

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Negligible

11. Class of security

Ordinary shares of 112p each

12. Price per share

N/A

13. Date of transaction

20 December 2004

14. Date company informed

20 December 2004

15. Total holding following this notification

Trust - 2,505,691 Ordinary shares
Mr S D Porter - 88,077

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Catherine Engmann   01753 410 243

25. Name and signature of authorised company official responsible for making this notification

Catherine Engmann
Company Secretarial Officer

Date of Notification
21 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 December 2004